NUANCE COMMUNICATIONS, INC.
1 Wayside Road
Burlington, MA 01803
August 23, 2007
VIA EDGAR, TELECOPIER AND COURIER
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: David L. Orlic, Esq.

Re:	Nuance Communications, Inc. Registration Statement on Form S-4, as amended (File No. 333-143428)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nuance Communications, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 23, 2007, or as soon thereafter as practicable.
In making the foregoing request, the Registrant acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrant may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this matter.

Sincerely, NUANCE COMMUNICATIONS, INC.

/s/ Garrison Smith

Garrison Smith Director of Corporate Legal Services